

Rick Johnson · 3rd

Chief Operating Officer at Phat Scooters

Phoenix, Arizona Area · 229 connections · **Contact info**

Phat Scooters

 **Arizona State Univer**

Experience

Chief Operating Officer
Phat Scooters
Jul 2017 – Present · 3 yrs 2 mos

Education

 **Arizona State University**

Interests

 **Arizona State University**
561,225 followers

 **Troon**
21,331 followers

 **Phat Scooters**
534 followers